SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                        CB RICHARD ELLIS SERVICES, INC.
                        -------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
                        -------------------------------
                        (Title of Class of Securities)

                                   12489L108
                        -------------------------------
                                (CUSIP Number)

                               Murray A. Indick
                          BLUM Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                            San Francisco, CA 94133
                                (415) 434-1111
                        -------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)
                               December 1, 2000
                        -------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12489L108              13D                    Page 2 of 12

1.    NAME OR REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
          RCBA STRATEGIC PARTNERS, L.P.
          94-3303833
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /x/
                                                                 (b) / /
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*:
       WC, 00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                      /  /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
    Delaware

 NUMBER OF           7.    SOLE VOTING POWER
   SHARES                     -0-
BENEFICIALLY         8.    SHARED VOTING POWER
  OWNED BY                    8,929,436 **
    EACH
 REPORTING           9.    SOLE DISPOSITIVE POWER
   PERSON                     -0-
    WITH
                    10.    SHARED DISPOSITIVE POWER
                              8,929,436**

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,929,436**
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       /  /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       40.4%**
14.  TYPE OF REPORTING PERSON
       PN
     *See Instructions Before Filling Out!
     **See Item 5 of Schedule 13D.

CUSIP No. 12489L108              13D                    Page 3 of 12

   1.   NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
             RCBA GP, L.L.C.
             94-3303831
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /x/
                                                                    (b) / /
   3.   SEC USE ONLY
   4.   SOURCE OF FUNDS*:
             See Item 3 of Schedule 13D.
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                      /  /

   6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
        Delaware
        NUMBER OF           7.     SOLE VOTING POWER
         SHARES                         -0-
      BENEFICIALLY
        OWNED BY            8.     SHARED VOTING POWER
          EACH                          8,929,436**
        REPORTING
         PERSON             9.     SOLE DISPOSITIVE POWER
          WITH                          -0-

                            10.    SHARED DISPOSITIVE POWER
                                        8,929,436**

  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             8,929,436**
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          /  /
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             40.4%**
  14.   TYPE OF REPORTING PERSON
        OO (Limited Liability Company)

           *See Instructions Before Filling Out!
           **See Item 5 of Schedule 13D.

CUSIP No. 12489L108              13D                    Page 4 of 12

   1.   NAME OR REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
             BLUM CAPITAL PARTNERS, L.P.
             94-3205364
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) /x/
                                                              (b) / /
   3.   SEC USE ONLY

   4.   SOURCE OF FUNDS*:
             See Item 3 of Schedule 13D.

   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                      /  /

   6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
        California
        NUMBER OF         7.   SOLE VOTING POWER
         SHARES                     -0-
      BENEFICIALLY
        OWNED BY          8.   SHARED VOTING POWER
          EACH                      8,929,436**
        REPORTING
         PERSON           9.   SOLE DISPOSITIVE POWER
          WITH                      -0-

                          10.  SHARED DISPOSITIVE POWER
                                    8,929,436**

  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             8,929,436**
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          /  /

  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             40.4%**
  14.   TYPE OF REPORTING PERSON
             PN, IA
        *See Instructions Before Filling Out!
        **See Item 5 of Schedule 13D.

CUSIP No. 12489L108              13D                    Page 5 of 12

1.  NAME OR REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
         RICHARD C. BLUM & ASSOCIATES, INC.
       94-2967812
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /x/
                                                                (b) / /
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*:
       See Item 3 of Schedule 13D.

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                      /  /

  CITIZENSHIP OR PLACE OF ORGANIZATION:
  California
 NUMBER OF           7.     SOLE VOTING POWER
   SHARES                        -0-
BENEFICIALLY
  OWNED BY           8.     SHARED VOTING POWER
    EACH                         8,929,436**
 REPORTING
   PERSON            9.     SOLE DISPOSITIVE POWER
    WITH                         -0-

                     10.    SHARED DISPOSITIVE POWER
                                 8,929,436**

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,929,436**
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       /  /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       40.4%**
14.  TYPE OF REPORTING PERSON
       CO
     *See Instructions Before Filling Out!
     **See Item 5 of Schedule 13D.

CUSIP No. 12489L108              13D                    Page 6 of 12

  1.   NAME OR REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
            RICHARD C. BLUM
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) /x/
                                                             (b) /x/
  3.   SEC USE ONLY

  4.   SOURCE OF FUNDS*:
            See Item 3 of Schedule 13D.
  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                      /  /

  6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
       U.S.A.
       NUMBER OF            7.    SOLE VOTING POWER
         SHARES                        15,205**
      BENEFICIALLY
        OWNED BY            8.    SHARED VOTING POWER
          EACH                          8,929,436**
       REPORTING
         PERSON             9.    SOLE DISPOSITIVE POWER
          WITH                          15,205**

                            10.    SHARED DISPOSITIVE POWER
                                       8,929,436**

 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            8,944,641**
 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        /  /

 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
            40.4%**
 14.   TYPE OF REPORTING PERSON
            IN
       *See Instructions Before Filling Out!
       **See Item 5 of Schedule 13D.

CUSIP No. 12489L108              13D                    Page 7 of 12

  1.   NAME OR REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
            BLUM CB CORP.
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) /x/
                                                             (b) / /
  3.   SEC USE ONLY

  4.   SOURCE OF FUNDS*:
            See Item 3 of Schedule 13D.
  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                      /  /

  6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
       Delaware.
      NUMBER OF           7.     SOLE VOTING POWER
        SHARES                        -0-
     BENEFICIALLY
       OWNED BY           8.     SHARED VOTING POWER
         EACH                         8,929,436**
      REPORTING
        PERSON            9.     SOLE DISPOSITIVE POWER
         WITH                         -0-

                          10.    SHARED DISPOSITIVE POWER
                                      8,929,436**

 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            8,929,436**
 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        /  /
 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
            40.4%**
 14.   TYPE OF REPORTING PERSON
            CO

       *See Instructions Before Filling Out!
       **See Item 5 of Schedule 13D.

CUSIP No. 12489L108              13D                    Page 8 of 12

          This Amendment No. 3 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") with respect to CB Richard Ellis Services, Inc. (the "Issuer") on November 18, 1999, Amendment No. 1 as filed with the Commission on January 13, 2000 and Amendment No. 2 as filed with the Commission on November 13, 2000 (as amended, the "Schedule 13D") by BLUM Capital Partners, L.P., a California limited partnership; Richard C. Blum & Associates, Inc., a California corporation; RCBA Strategic Partners, L.P., a Delaware limited partnership; RCBA GP, L.L.C., a Delaware limited liability company; and Richard C. Blum. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

          Items 2, 4, 5 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 2.   Identity and Background.

          Item 2 of the Schedule 13D is hereby amended by deleting any references in paragraphs seven and eight thereof to Jeffrey W. Ubben and George F. Hamel, Jr. Mr. Ubben resigned each of his positions as Managing Partner of BLUM LP, Managing Partner and Director of RCBA Inc. and Managing Member of RCBA GP as of June 9, 2000. Mr. Hamel resigned each of his positions as Partner of BLUM LP, Partner of RCBA Inc. and Member of RCBA GP as of June 9, 2000.

          Item 2 of the Schedule 13D is further amended by adding each of Kevin A. Richardson, II, Jeffrey A. Cozad, and Jose S. Medeiros as a Member of RCBA GP and a Partner of RCBA, Inc. With respect to each of Messrs. Richardson, Cozad and Medeiros, his principal occupation is Partner of BLUM LP and his principal business office address is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. Messrs. Richardson and Cozad are U.S. citizens. Mr. Medeiros is a citizen of Brazil.

Item 4.   Purpose of Transaction.

          Item 4 of the Schedule 13D is hereby supplemented as follows:

          By letter dated December 1, 2000 from Newco to the Board of Directors of the Issuer (the "Proposal Extension Letter") (attached hereto as Exhibit E), Newco extended the deadline for responding to the Proposed Transactions described in the Proposal Letter (the "Proposal") until 5:00 p.m., California time, on December 31, 2000, after which time, unless earlier accepted, Newco may terminate the Proposal at any time.

Item 5.   Interest in Securities of the Issuer.

          Item 5 of the Schedule 13D is hereby amended by deleting paragraphs six and seven and replacing them with the following paragraphs:

CUSIP No. 12489L108              13D                    Page 9 of 12

          The Reporting Persons have been advised that based on the assumption that there are 21,213,928 shares of Common Stock outstanding,
     (i) Freeman, Spogli, Wardlaw, Simmons, Roth and Rullman each is deemed to beneficially own 3,767,347 shares (17.5%) of the Common Stock, which includes 364,884 shares of Common Stock underlying warrants which are currently exercisable or which become exercisable within 60 days after December 1, 2000, (ii) FSEP, FS Capital and FS Holdings each is deemed to beneficially own 3,630,033 shares (16.8%) of the Common Stock, which includes 351,585 shares of Common Stock underlying warrants which are currently exercisable or which become exercisable within 60 days after November 8, 2000, and (iii) FSEP International, FS&Co. International and International Holdings each is deemed to beneficially own 137,314 shares (less than 1%) of Common Stock, which includes 13,299 shares of Common Stock underlying warrants which are currently exercisable or which become exercisable within 60 days after November 8, 2000. The Reporting Persons have been further advised that with respect to the shares of Common Stock beneficially owned by the FS Parties, each FS Investor has shared power to vote or to direct the vote of the shares beneficially owned by such FS Investor and shared power to dispose of or to direct the disposition of the shares beneficially owned by such FS Investor.

          The Reporting Persons have been advised that Wirta beneficially owns 647,526 shares of Common Stock, which includes (i) 35,000 shares of Common Stock underlying stock options which are currently exercisable or which become exercisable within 60 days after November 8, 2000, and (ii) an option to purchase 521,590 shares of Common Stock, and warrants to acquire 55,936 shares of Common Stock, from Koll Holding. These holdings constitute approximately 3.0% of the Common Stock.

          Item 5 of the Schedule 13D is hereby further amended by deleting paragraph nine thereof and replacing it with the following paragraphs:

          The Reporting Persons believe that there are currently 21,213,928 shares of Common Stock outstanding. The Reporting Persons have been advised that Koll directly owns 319,983 shares of Common Stock, all of which represent shares of Common Stock underlying options and warrants which are currently exercisable or become exercisable within 60 days of December 4, 2000 (the "Koll Options"). Koll Holding directly holds 813,036 shares of Common Stock (the "Koll Holding Shares" and, collectively with the Koll Options, the "Koll Shares"), which include 78,746 shares of Common Stock underlying stock warrants which are currently exercisable. As described below in Item 6, Koll Holding has granted an option and warrant to Wirta exercisable for up to 577,526 shares of the Koll Holding Shares (the "Wirta Option"). Under the option agreement, Koll Holding presently has no right to dispose of the shares subject to the Wirta Option, although it retains voting power over the shares.

          Koll has sole voting and investment power over the shares subject to the Koll Options. Koll Holding is wholly owned by Koll Co., which is wholly owned by the Koll Trust, of which Koll is the sole trustee. Except for the aforementioned restriction on dispositive power with respect to the shares subject to the Wirta Option, each of Koll, the Koll Trust and Koll Co. shares the power to vote or to direct the vote of, and to dispose or direct the disposition of, the Koll Holding Shares. As such, Koll is deemed to beneficially own all of the Koll Shares, which total 1,133,109 shares. The Koll Trust, Koll, Co. and Koll Holding are deemed to beneficially own the Koll Holding Shares, which total 813,036 shares. Based on the assumption that there are 21,213,928 shares of Common Stock outstanding, the Koll Holding Shares constitute approximately 3.7% and the Koll Holding Shares constitute approximately 5.1% of the outstanding Common Stock.

CUSIP No. 12489L108              13D                    Page 10 of 12

Item 7.   Material to be Filed as Exhibits

          Item 7 of the Schedule 13D is hereby supplemented as follows:

          E.   Letter dated December 1, 2000.

CUSIP No. 12489L108              13D                    Page 11 of 12


                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:    December 4, 2000

RCBA GP, L.L.C.                         RCBA STRATEGIC PARTNERS, L.P.
                                        By: RCBA GP, L.L.C.
                                            its general partner



  By:  /s/ Murray A. Indick             By: /s/ Murray A. Indick
     ----------------------------           -------------------------
           Murray A. Indick, Member         Murray A. Indick, Member


RICHARD C. BLUM & ASSOCIATES, INC.      BLUM CAPITAL PARTNERS, L.P.

                                        By: Richard C. Blum & Associates, Inc.
                                            its general partner


  By:  /s/ Murray A. Indick             By: /s/ Murray A. Indick
     ----------------------------           -------------------------
       Murray A. Indick                     Murray A. Indick
       Partner, General Counsel             Partner, General Counsel
       and Secretary                        and Secretary

     ----------------------------           -------------------------

       /s/ Murray A. Indick             BLUM CB CORP.
     ----------------------------
       RICHARD C. BLUM

  By:  Murray a. Indick,                By:  /s/ Murray A. Indick
       Attorney-in-Fact                      ------------------------
                                             Murray A. Indick
                                             Vice President, Secretary and
                                             Assistant Treasurer

CUSIP No. 12489L108              13D                    Page 12 of 12


                                   Exhibit E

                                 BLUM CB Corp.
                        c/o BLUM Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                        San Francisco, California 94133
                                (415) 434-1111


                               December 1, 2000


Board of Directors
CB Richard Ellis Services, Inc.
200 North Sepulveda Boulevard
El Segundo, California 90245-4380
Attention:  Stan Anderson and Paul Leach

Dear Sirs:

          Reference is made to our letter to you dated November 10, 2000 containing a proposal by the undersigned (the "Proposal") to purchase all of the common stock of CB Richard Ellis Services, Inc. not owned by the offering group identified therein for consideration of $15.50 in cash per share (the "Transaction") on the terms and subject to the conditions set forth therein. We hereby extend the Proposal until 5:00 p.m., San Francisco time, on December 31, 2000, after which time, unless earlier accepted, we reserve the right to terminate the Proposal at any time. Other than this extension, the terms and conditions of the Proposal remain the same. Please contact Claus
J. Moller (415-288-7262 or 212-521-4190) to respond to our offer, or if you or your counsel require any additional information.
          We look forward to discussing our offer with you as soon as possible and entering into a definitive merger agreement and consummating the Transaction on an expedited basis.

                                    Sincerely yours,

                                    BLUM CB CORP.


                                    By:  /s/ Claus J. Moller
                                         -------------------
                                         Name: Claus J. Moller
                                         Title:  President